Exhibit 13.2

Condensed consolidated and combined carve-out statement of income and comprehensive income

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Revenues	728	715	2,220	1,972
Income from Equity Investments	18	18	51	50
Operating and Other Expenses
Plant operating costs and other	236	224	700	617
Commodity purchases resold	135	145	387	368
Property taxes	28	29	84	89
Depreciation and amortization	83	82	250	246
Asset impairment charge and other	21	—	21	—

	503	480	1,442	1,320
Financial Charges
Interest expense	158	100	414	156
Interest income and other	(36)	(3)	(54)	(34)

	122	97	360	122

Income before Income Taxes	121	156	469	580

Income Tax Expense (Recovery)
Current	(51)	21	52	51
Deferred	90	14	64	74

	39	35	116	125

Net Income	82	121	353	455

Foreign currency translation adjustments	(70)	109	49	(39)

Comprehensive (Loss) Income	12	230	402	416

See accompanying Notes to the Condensed consolidated and combined carve-out financial statements.

Liquids Pipelines Business Third Quarter 2024 |	23

Condensed consolidated and combined carve-out statement of cash flows

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Cash Generated from Operations
Net income	82	121	353	455
Depreciation and amortization	83	82	250	246
Asset impairment charge	10	—	10	—
Deferred income taxes	90	14	64	74
Income from equity investments	(18)	(18)	(51)	(50)
Distributions received from operating activities of equity investments	24	30	68	75
Unrealized (gains) losses on financial instruments	(31)	65	(67)	57
Other	4	3	14	10
Decrease (increase) in operating working capital	231	94	125	(128)

Net cash provided by operations	475	391	766	739

Investing Activities
Capital expenditures	(83)	(11)	(127)	(35)
Proceeds from sales of assets, net of transaction costs	(1)	5	30	68
Keystone XL contractual recoveries	2	2	7	7
Deferred amounts and other	(1)	2	1	4

Net cash (used in) provided by investing activities	(83)	(2)	(89)	44

Financing Activities
Long-term debt issued, net of issue costs	4,652	821	4,652	821
Junior subordinated notes issued, net of issue costs	1,472	—	1,472	—
Repayment of long-term debt to affiliates	—	(761)	—	(761)
Distributions on Class C Interests	—	—	(2)	(42)
Parent’s net investment (distributions) contributions, net	29	134	(139)	(223)

Net cash provided by (used in) financing activities	6,153	194	5,983	(205)

Effect of Foreign Exchange Rate Changes on Restricted Cash, Cash and Cash Equivalents	(9)	3	3	3

Increase in Restricted Cash, Cash and Cash Equivalents	6,536	586	6,663	581
Restricted Cash, Cash and Cash Equivalents - Beginning of period	474	—	347	5

Restricted Cash, Cash and Cash Equivalents - End of period	7,010	586	7,010	586

See accompanying Notes to the Condensed consolidated and combined carve-out financial statements.

24	| Liquids Pipelines Business Third Quarter 2024

Condensed consolidated and combined carve-out balance sheet

(unaudited—millions of Canadian $)		September 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents		841	347
Restricted Cash		6,169	—
Accounts receivable		1,605	1,775
Inventories		283	211
Environmental provision recovery		32	186
Contractual recoveries		85	83
Other current assets		1,030	851

		10,045	3,453
Plant, Property and Equipment	net of accumulated depreciation of $3,768 and $3,478, respectively	11,240	11,128
Equity Investments		1,059	1,073
Other Long-Term Assets		365	234

		22,709	15,888

LIABILITIES
Current Liabilities
Accounts payable and other		2,506	2,602
Payable to affiliates		440	137
Accrued interest		42	—
Current portion of long-term debt to affiliates		6,321	—

		9,309	2,739
Other Long-Term Liabilities		314	146
Long-Term Debt to Affiliates		—	7,879
Long-Term Debt		6,334	—
Junior Subordinated Notes		1,472	—
Deferred Income Tax Liabilities		1,464	1,373

		18,893	12,137
PARENT’S NET INVESTMENT
Parent’s net investment		3,075	3,059
Accumulated other comprehensive income		741	692

		3,816	3,751

		22,709	15,888

Commitments, Contingencies and Guarantees (Note 10)

Variable Interest Entities (Note 11)

Subsequent Event (Note 13)

See accompanying Notes to the Condensed consolidated and combined carve-out financial statements.

Liquids Pipelines Business Third Quarter 2024 |	25

Condensed consolidated and combined carve-out statement of changes in parent’s net investment

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Parent’s Net Investment
Balance at beginning of period	3,191	9,305	3,059	9,336
Net income	82	121	353	455
Distributions, net	(198)	(6,502)	(337)	(6,867)

Balance at end of period	3,075	2,924	3,075	2,924

Accumulated Other Comprehensive Income
Balance at beginning of period	811	697	692	845
Foreign currency translation adjustments	(70)	109	49	(39)

Balance at end of period	741	806	741	806

Total Parent’s Net Investment	3,816	3,730	3,816	3,730

See accompanying Notes to the Condensed consolidated and combined carve-out financial statements.

26	| Liquids Pipelines Business Third Quarter 2024

Notes to Condensed consolidated and combined carve-out financial statements

(unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

On July 27, 2023, TC Energy Corporation (TC Energy or the Parent) announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the spinoff Transaction) and on November 8, 2023, TC Energy communicated that the name of the new Liquids Pipelines business will be South Bow Corporation (South Bow). The Canadian and U.S. tax rulings as well as shareholders’ approval have been received and the spinoff occurred on October 1, 2024. Refer to Note 3, Spinoff of Liquids Pipelines business, for additional information related to the successful closing of the spinoff Transaction.

These Condensed consolidated and combined carve-out financial statements primarily represent the group of liquids pipeline assets, which has been operated as a part of TC Energy and reflect the Condensed consolidated and combined carve-out balance sheets, Condensed consolidated and combined carve-out statements of income and comprehensive income, Condensed consolidated and combined carve-out statements of cash flows and Condensed consolidated and combined carve-out statements of changes in parent’s net investment in the Liquids Pipelines business (the Company).

The Company has historically operated as part of TC Energy and not as a separate entity. The Condensed consolidated and combined carve-out financial statements have been prepared for the spinoff of the Company and have been derived from the consolidated financial statements and accounting records of TC Energy, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs and allocations of indirect costs attributable to the operations of the Company using the historical accounting policies applied by TC Energy.

On May 1, 2024, in preparation for the spinoff Transaction, the Parent completed an internal restructuring where the Company’s marketing business was transferred by the Parent to the Company’s new marketing companies. As a result, the consolidated carve-out and combined carve-out financial information of the Company post and pre internal restructuring are included in these Condensed consolidated and combined carve-out financial statements.

These Condensed consolidated and combined carve-out financial statements of the Company have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in the Company’s annual audited Combined carve-out financial statements for the year ended December 31, 2023. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the audited Combined carve-out financial statements for the year ended December 31, 2023.

These Condensed consolidated and combined carve-out financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed consolidated and combined carve-out financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the audited Combined carve-out financial statements for the year ended December 31, 2023.

Earnings for interim periods may not be indicative of results for the fiscal year primarily due to fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities.

In addition to the factors mentioned above, revenues and earnings are impacted by fluctuations in foreign exchange rates, mainly related to the Company’s U.S. dollar-denominated operations.

Liquids Pipelines Business Third Quarter 2024 |	27

Use of Estimates and Judgments

In preparing these Condensed consolidated and combined carve-out financial statements, the Company is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed consolidated and combined carve-out financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the audited Combined carve-out financial statements for the year ended December 31, 2023.

2. ACCOUNTING CHANGES

Future Accounting Changes

Income Taxes

In December 2023, the FASB issued new guidance to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company does not expect this guidance to have a material impact on the Company’s consolidated and combined carve-out financial statements.

Segment Reporting

In November 2023, the FASB issued new guidance to improve disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The guidance is effective for annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025. Early adoption is permitted and the guidance is applied retrospectively. The Company does not expect this guidance to have a material impact on the Company’s consolidated and combined carve-out financial statements.

3. SPINOFF OF LIQUIDS PIPELINES BUSINESS

On October 1, 2024, TC Energy completed the spinoff of its Liquids Pipelines business into a separate, publicly traded entity, South Bow. To facilitate the separation, TC Energy common shareholders retained their interest in TC Energy and received 0.2 of a South Bow common share for each TC Energy common share held. South Bow’s common shares commenced regular way trading on the Toronto Stock Exchange on October 2, 2024 and on the New York Stock Exchange on October 8, 2024, under the ticker symbol SOBO.

TC Energy and South Bow have executed a series of agreements to outline the parameters and guidelines that govern their ongoing relationship and to specify the separation of assets and liabilities between the two corporations. A Transition Services Agreement has been established, the primary purpose of which is to specify certain services that TC Energy will provide to South Bow, for compensation, for a period of up to two years. These services primarily include access to and support of systems that South Bow will continue to use until it has fully implemented new systems to support its business processes as well as warehouse management services.

TC Energy and South Bow have entered into a Separation Agreement providing that TC Energy will indemnify South Bow for 86 per cent of total net liabilities and costs associated with the Milepost 14 incident and the existing variable toll disputes on the Keystone Pipeline System (excluding any future disputes with respect to the variable toll after October 1, 2024) subject to a maximum liability to South Bow of $30 million, in aggregate, for those two matters. As part of the Separation Agreement, any insurance recoveries will remain with TC Energy. The Company’s Condensed consolidated and combined carve-out balance sheet is reflective of the amounts that TC Energy will indemnify South Bow. Any amounts that may ultimately be payable in respect of these net liabilities and costs above the current accrued amount are indeterminable at this time.

28	| Liquids Pipelines Business Third Quarter 2024

On August 28, 2024, South Bow Canadian Infrastructure Holdings Ltd. and 6297782 LLC completed an offering of approximately $7.9 billion Canadian-dollar equivalent of senior unsecured notes and junior subordinated notes. Approximately $6.2 billion Canadian-dollar equivalent of the net proceeds was placed in escrow pending the completion of the spinoff Transaction on October 1, 2024 and US$1.25 billion of senior unsecured notes were used to repay a TransCanada PipeLines Limited term loan. Upon completion of the spinoff Transaction, the escrowed funds were released to South Bow and used to repay indebtedness owed by South Bow and its subsidiaries to TC Energy and its subsidiaries.

Prior to the spinoff, the Company incurred pre-tax business separation costs related to the spinoff Transaction of $40 million ($31 million after tax) and $54 million ($42 million after tax) for the three and nine months ended September 30, 2024, respectively, of which $26 million and $40 million, respectively, of internal costs related to separation activities were included in Plant operating costs and other. For the three and nine months ended September 30, 2024, $42 million of interest expense and $28 million of interest income were included in Interest expense and Interest income and other, respectively, related to senior unsecured notes and junior subordinated notes issued on August 28, 2024 to establish South Bow’s debt capital structure, the net proceeds of which were placed in escrow pending the completion of the spinoff Transaction.

4. SEGMENTED INFORMATION

three months ended September 30, 2024	Keystone Pipeline System	All other segments	Total
(unaudited—millions of Canadian $)
Revenues	722	6	728
Income from equity investments	4	14	18
Plant operating costs and other	(232)	(4)	(236)
Commodity purchases resold	(135)	—	(135)
Property taxes	(28)	—	(28)
Depreciation and amortization	(82)	(1)	(83)
Asset impairment charge and other	(21)	—	(21)

Earnings	228	15	243

Interest expense			(158)
Interest income and other			36

Income before Income Taxes			121
Income tax expense			(39)

Net Income			82

Capital Spending[1]
Capital expenditures	45	38	83

1	Included in Investing activities in the Condensed consolidated and combined carve-out statement of cash flows.

Liquids Pipelines Business Third Quarter 2024 |	29

three months ended September 30, 2023	Keystone Pipeline System	All other segments	Total
(unaudited - millions of Canadian $)
Revenues	709	6	715
Income from equity investments	5	13	18
Plant operating costs and other	(222)	(2)	(224)
Commodity purchases resold	(145)	—	(145)
Property taxes	(29)	—	(29)
Depreciation and amortization	(81)	(1)	(82)

Earnings	237	16	253

Interest expense			(100)
Interest income and other			3

Income before Income Taxes			156
Income tax expense			(35)

Net Income			121

Capital Spending[1]
Capital expenditures	11	—	11

1	Included in Investing activities in the Condensed consolidated and combined carve-out statement of cash flows.

nine months ended September 30, 2024	Keystone Pipeline System	All other segments	Total
(unaudited - millions of Canadian $)
Revenues	2,202	18	2,220
Income from equity investments	11	40	51
Plant operating costs and other	(690)	(10)	(700)
Commodity purchases resold	(387)	—	(387)
Property taxes	(84)	—	(84)
Depreciation and amortization	(246)	(4)	(250)
Asset impairment charge and other	(21)	—	(21)

Earnings	785	44	829

Interest expense			(414)
Interest income and other			54

Income before Income Taxes			469
Income tax expense			(116)

Net Income			353

Capital Spending[1]
Capital expenditures	79	48	127

1	Included in Investing activities in the Condensed consolidated and combined carve-out statement of cash flows.

30	| Liquids Pipelines Business Third Quarter 2024

nine months ended September 30, 2023	Keystone Pipeline System	All other segments	Total
(unaudited - millions of Canadian $)
Revenues	1,955	17	1,972
Income from equity investments	10	40	50
Plant operating costs and other	(611)	(6)	(617)
Commodity purchases resold	(368)	—	(368)
Property taxes	(89)	—	(89)
Depreciation and amortization	(243)	(3)	(246)

Earnings	654	48	702

Interest expense			(156)
Interest income and other			34

Income before Income Taxes			580
Income tax expense			(125)

Net Income			455

Capital Spending[1]
Capital expenditures	34	1	35

1	Included in Investing activities in the Condensed consolidated and combined carve-out statement of cash flows.

Total Assets by Segment

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023
Keystone Pipeline System	14,421	14,340
All other segments	8,288	1,548

	22,709	15,888

Liquids Pipelines Business Third Quarter 2024 |	31

5. REVENUES

Disaggregation of Revenues

The following tables summarizes total Revenues for the three and nine months ended September 30, 2024 and 2023:

three months ended September 30	2024			2023
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total	Keystone Pipeline System	All other segments	Total
Revenues from contracts with customers
Capacity arrangements and transportation	535	6	541	549	6	555
Other	1	—	1	1	—	1

	536	6	542	550	6	556
Other revenues[1]	186	—	186	159	—	159

	722	6	728	709	6	715

1

Other revenues primarily relate to the Company’s marketing activities and financial instruments. These arrangements are not in the scope of the revenue from contracts with customer guidance. Refer to Note 8, Risk management and financial instruments, for additional information on financial instruments.

For the three months ended September 30, 2024, three major customers accounted for $214 million, $107 million and $58 million in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2023 – four customers, $227 million, $109 million, $63 million and $53 million).

nine months ended September 30	2024			2023
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total	Keystone Pipeline System	All other segments	Total
Revenues from contracts with customers
Capacity arrangements and transportation	1,689	18	1,707	1,512	17	1,529
Other	4	—	4	2	—	2

	1,693	18	1,711	1,514	17	1,531
Other revenues[1]	509	—	509	441	—	441

	2,202	18	2,220	1,955	17	1,972

1

Other revenues primarily relate to the Company’s marketing activities and financial instruments. These arrangements are not in the scope of the revenue from contracts with customer guidance. Refer to Note 8, Risk management and financial instruments, for additional information on financial instruments.

For the nine months ended September 30, 2024, three major customers accounted for $638 million, $328 million and $179 million in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2023 – four customers, $614 million, $295 million, $169 million and $162 million).

32	| Liquids Pipelines Business Third Quarter 2024

Contract Balances

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023	Affected line item on the Condensed consolidated and combined carve-out balance sheet
Receivables from contracts with customers	407	445	Accounts receivable
Short-term contract liabilities[1]	26	22	Accounts payable and other
Long-term contract liabilities	22	22	Other long-term liabilities

1	During the nine months ended September 30, 2024, $13 million (2023 – $13 million) of revenues were recognized that were included in contract liabilities at the beginning of the period.

Contract liabilities represent unearned revenue for contracted services.

Future Revenues from Remaining Performance Obligations

As at September 30, 2024, future revenues from long-term pipeline capacity arrangements and transportation extending through 2044 are approximately $8.6 billion, of which approximately $0.3 billion is expected to be recognized during the remainder of 2024.

6. INCOME TAXES

Effective Tax Rates

The effective income tax rates were 25 per cent and 21 per cent for the nine months ended September 30, 2024 and 2023, respectively. The increase in effective income tax rate was primarily due to favourable U.S. state tax rate adjustments in 2023.

7. KEYSTONE ENVIRONMENTAL PROVISION

In December 2022, a pipeline incident (Milepost 14) occurred in Washington County, Kansas on the Keystone Pipeline System. At December 31, 2023, the Company had accrued a life-to-date environmental liability of $794 million, before expected insurance recoveries and not including potential fines and penalties which continue to be indeterminable. For the nine months ended September 30, 2024, amounts paid for the environmental remediation liability were $92 million (2023 – $584 million). The remaining balance reflected in Accounts payable and other and Other long-term liabilities on the Company’s Condensed consolidated and combined carve-out balance sheet was $31 million and $10 million, respectively at September 30, 2024 (December 31, 2023 – $122 million and $9 million, respectively).

The expected recovery of the remaining estimated environmental remediation costs recorded in Environmental provision recovery was $32 million, with nil remaining from TC Energy’s wholly-owned captive insurance subsidiary, and $34 million in Other long-term assets at September 30, 2024 (December 31, 2023 – $186 million, including $36 million from TC Energy’s wholly-owned captive insurance subsidiary, and $33 million, respectively). For the nine months ended September 30, 2024, the Company received $120 million including $35 million from TC Energy’s wholly-owned captive insurance subsidiary (2023 – $403 million, including $7 million from TC Energy’s wholly-owned captive insurance subsidiary) from its insurance policies related to the costs for environmental remediation. As part of the Separation Agreement, any insurance recoveries related to the Milepost 14 incident will remain with TC Energy.

Liquids Pipelines Business Third Quarter 2024 |	33

8. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management Overview

The Company has exposure to various financial risks and has strategies, policies and limits in place to manage the impact of these risks on its earnings and cash flows.

Counterparty Credit Risk

The Company’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision and certain contractual recoveries, available-for-sale assets and the fair value of derivative assets.

Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of the Company’s customers. While the majority of the Company’s credit exposure is to large creditworthy entities, the Company maintains close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to the audited Combined carve-out financial statements for the year ended December 31, 2023 for more information about the factors that mitigate the Company’s counterparty credit risk exposure.

The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for management’s judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.

At September 30, 2024, the Company had no significant credit losses, and there were no significant credit risk concentrations or amounts past due or impaired.

The Company has significant credit and performance exposure to financial institutions that hold cash. The Company’s portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.

Non-Derivative Financial Instruments

Fair value of non-derivative financial instruments

Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Restricted Cash, Accounts receivable, Environmental provision recovery, Contractual recoveries, Other current assets, Other long-term assets, Accounts payable and other, Payable to affiliates and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity and are classified in Level II of the fair value hierarchy.

Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.

Balance sheet presentation of non-derivative financial instruments

The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	September 30, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt to affiliates, including current portion	(6,321)	(6,321)	(7,879)	(8,138)
Long-term debt	(6,334)	(6,508)	—	—
Junior subordinated notes	(1,472)	(1,618)	—	—

34	| Liquids Pipelines Business Third Quarter 2024

Available-for-sale assets summary

The following tables summarize additional information about the Company’s LMCI restricted investments that were classified as available-for-sale assets:

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023
Fair values of fixed income securities[1,2]
Maturing within 1 year	—	1
Maturing within 1-5 years	—	—
Maturing within 5-10 years	—	—
Maturing after 10 years	113	102

	113	103

1	Available-for-sale assets are recorded at fair value and included in Other long-term assets on the Company’s Condensed consolidated and combined carve-out balance sheet.
2	Classified in Level II of the fair value hierarchy.

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Net unrealized gains (losses)[1]	7	(12)	1	(6)
Net realized losses[1,2]	(1)	(1)	(2)	(3)

1

Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within Other long-term assets and liabilities.

2	Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.

Derivative Instruments

Fair value of derivative instruments

The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.

Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.

Liquids Pipelines Business Third Quarter 2024 |	35

Balance sheet presentation of derivative instruments

The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023
Derivatives Assets
Other current assets	918	696
Other long-term assets	133	—

	1,051	696

Derivative Liabilities
Accounts payable and other	(882)	(728)
Other long-term liabilities	(134)	—

	(1,016)	(728)

Total Derivatives[1,2]	35	(32)

1	Fair value equals carrying value.
2	Includes purchases and sales.

The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to TC Energy’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

Notional and maturity summary

The maturity and notional amount or quantity outstanding related to the Company’s liquids commodity derivative instruments was as follows:

(unaudited)	September 30, 2024	December 31, 2023
Net purchases[1]	(26)	(7)
Maturity dates	2024-2025	2024

1	Volumes are in MMBbls.

Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period	31	(65)	67	(57)
Realized gains in the period	152	223	439	496

1	Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell liquids are included on a net basis in Revenues.

36	| Liquids Pipelines Business Third Quarter 2024

Offsetting of derivative instruments

The Company enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed consolidated and combined carve-out balance sheet. The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at September 30, 2024	Gross derivative	Amounts available
(unaudited - millions of Canadian $)	instruments	for offset[1]	Net amounts
Derivative instrument assets	1,051	(1,012)	39
Derivative instrument liabilities	(1,016)	1,012	(4)

1	Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2023	Gross Derivative	Amounts Available
(unaudited - millions of Canadian $)	Instruments	for Offset[1]	Net Amounts
Derivative instrument assets	696	(681)	15
Derivative instrument liabilities	(728)	681	(47)

1	Amounts available for offset do not include cash collateral pledged or received.

With respect to the derivative instruments presented above, the Company provided cash collateral of $18 million and no letters of credit at September 30, 2024 (December 31, 2023 – $92 million and nil, respectively) to its counterparties. At September 30, 2024, the Company held no cash collateral and no letters of credit (December 31, 2023 – nil and $4 million, respectively) from counterparties on asset exposures.

Credit-risk-related contingent features of derivative instruments

Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.

Based on contracts in place and market prices at September 30, 2024, the Company had no derivative instruments with credit-risk-related contingent features in a net liability position for which no collateral was provided (December 31, 2023 – less than $1 million). Should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds, additional collateral may need to be provided. The Company has sufficient liquidity in the form of cash and TC Energy’s support to meet these contingent obligations should they arise.

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Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.

Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.

Level III	This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions. There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at September 30, 2024 (unaudited—millions of Canadian $)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]	Total
Derivative instrument assets	1,032	19	—	1,051
Derivative instrument liabilities	(997)	(19)	—	(1,016)

	35	—	—	35

1	There were no transfers from Level II to Level III for the nine months ended September 30, 2024.

at December 31, 2023 (unaudited - millions of Canadian $)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]	Total
Derivative instrument assets	668	28	—	696
Derivative instrument liabilities	(695)	(33)	—	(728)

	(27)	(5)	—	(32)

1	There were no transfers from Level II to Level III for the year ended December 31, 2023.

38	| Liquids Pipelines Business Third Quarter 2024

9. LONG-TERM DEBT

Long-Term Debt Issued

Long-term debt issued by the Company in the nine months ended September 30, 2024 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate
South Bow Canadian Infrastructure Holdings Ltd.
	August 2024	Senior Unsecured Notes	February 2030	450	4.32%
	August 2024	Senior Unsecured Notes	February 2032	500	4.62%
	August 2024	Senior Unsecured Notes	February 2035	500	4.93%
	August 2024	Junior Subordinated Notes	March 2055	US 450	7.63%
	August 2024	Junior Subordinated Notes	March 2055	US 650	7.50%
6297782 LLC
	August 2024	Senior Unsecured Notes	September 2027	US 700	4.91%
	August 2024	Senior Unsecured Notes	October 2029	US 1,000	5.03%
	August 2024	Senior Unsecured Notes[1]	October 2034	US 1,250	5.58%
	August 2024	Senior Unsecured Notes	October 2054	US 700	6.18%

[1]	Non-cash issuance

On August 28, 2024, South Bow Canadian Infrastructure Holdings Ltd. and 6297782 LLC completed an offering of approximately $7.9 billion Canadian-dollar equivalent of senior unsecured notes and junior subordinated notes. Approximately $6.2 billion Canadian-dollar equivalent of the net proceeds was placed in escrow pending the completion of the spinoff Transaction on October 1, 2024 and US$1.25 billion of senior unsecured notes were used to repay a TransCanada PipeLines Limited term loan. Upon completion of the spinoff Transaction, the escrowed funds were released to South Bow and used, along with available cash, to repay indebtedness owed by South Bow and its subsidiaries to TC Energy and its subsidiaries. Interest on these notes are paid semi-annually starting in 2025. Refer to Note 3, Spinoff of Liquids Pipelines business, for additional information.

At September 30, 2024, restricted cash was $6.2 billion which was comprised primarily of the proceeds of the South Bow debt offering held in escrow.

During the third quarter of 2024, the Company entered into $2 billion of new committed revolving credit facilities with third parties. No amounts were drawn as at September 30, 2024.

Subsequent Affiliate Debt Repayments

On October 1, 2024, Long-term debt to affiliates was fully repaid by South Bow as follows:

(unaudited - millions of Canadian $, unless otherwise noted) Company	Amount	Interest Rate
South Bow USA Infrastructure Holdings LLC (formerly 6297782 LLC)
US $2,000	2,703	6.63%
South Bow Canadian Infrastructure Holdings Ltd. (formerly 15142121 Canada Ltd.)
Canadian	2,300	6.50%
South Bow (USA) LLC (formerly TransCanada Keystone Pipeline, LLC)
US $750	1,014	4.83%
South Bow Infrastructure Inc. (formerly TransCanada Oil Pipelines Inc.)
US $50	68	6.97%
US $175	236	6.93%

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10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

The Company has long-term crude oil transportation agreements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Purchases under these contracts for the three and nine months ended September 30, 2024 were $17 million and $49 million, respectively (2023 – $15 million and $44 million, respectively).

Capital expenditure commitments at September 30, 2024 increased by $136 million from those reported at December 31, 2023 reflecting development of the Blackrod Connection project and new contractual commitments.

In February 2024, the Company entered into a 13-year lease contract for its Calgary office space. The total commitment for base rent under the lease contract is $32 million with payments starting in 2025.

Contingencies

In 2021, TC Energy filed a Request for Arbitration to formally initiate a legacy North American Free Trade Agreement (NAFTA) claim to recover economic damages resulting from the revocation of the Presidential Permit for the Keystone XL pipeline project. The United States objected on the basis that the transition provisions under the United States-Mexico-Canada Agreement (USMCA) that protect investments made while NAFTA was in force apply only in connection with actions taken before July 1, 2020, when USMCA replaced NAFTA. The arbitral Tribunal adjudicating the claim issued a split decision on July 12, 2024, in which the majority of the panel agreed with the United States position and concluded that it did not have jurisdiction to hear TC Energy’s claim. After assessing the decision and available options to challenge it, TC Energy concluded that, while it continues to believe in the validity of the claim and believe the arbitral Tribunal’s decision to be incorrect, there is no viable path forward for the claim within the rules of the investor/state dispute resolution process under USMCA. Accordingly, no further action will be taken. This decision effectively ends TC Energy’s claim.

On October 1, 2024, TC Energy and South Bow entered into a Separation Agreement providing that TC Energy indemnify South Bow for 86 percent of total net liabilities and costs associated with the Milepost 14 incident and the existing variable toll disputes on the Keystone Pipeline System (excluding any future impacts to the variable toll after October 1, 2024) subject to a maximum liability to South Bow of $30 million, in aggregate, for those two matters. Any amounts that may ultimately be payable in respect of these liabilities and costs above the current accrued amount are indeterminable at this time.

The Company is aware of a potential dispute with customers regarding the Company’s entitlement to contractual recoveries in an amount that may be material. At this time, formal legal proceedings have not commenced and the final outcome of this matter cannot be reasonably estimated.

In addition to the above potential dispute and the proceedings disclosed in the Variable Toll Disputes section in the audited Combined carve-out financial statements for the year ended December 31, 2023, the Company is subject to various other legal proceedings, arbitrations and actions arising in the normal course of business. The amounts involved in such other proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company’s combined financial position or results of operations.

40	| Liquids Pipelines Business Third Quarter 2024

Equity Investments Option Rights

The spinoff Transaction has triggered certain option rights to purchase the Company’s ownership interest in the equity investments, which may or may not be exercised by the Company’s respective partners or shareholders, as applicable.

On April 10, 2024, the option rights for Port Neches Link LLC and HoustonLink Pipeline were triggered. The respective partners of Port Neches Link LLC and HoustonLink Pipeline Company, LLC either notified the Company that they did not elect to exercise the option right to acquire the offered ownership interest or, alternatively, did not exercise the option right to acquire the offered ownership interest within the time period provided in the applicable limited liability agreement. As at September 30, 2024, no other triggering events had occurred. Refer to Note 13, Subsequent event, for additional information related to triggering events that occurred upon closing of the spinoff Transaction.

Guarantees

The Company and its partners in certain jointly-owned entities have either: i) jointly and severally; ii) jointly or iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by the Company under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

The carrying value of these guarantees has been recorded in Other long-term liabilities on the Condensed consolidated and combined carve-out balance sheet. Information regarding the Company’s guarantees were as follows:

		September 30, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value
Grand Rapids	to 2043	56	2	56	2

1	The Company’s share of the potential estimated current and contingent exposure.

11. VARIABLE INTEREST ENTITIES

Consolidated VIEs

A portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	2	2
Accounts receivable	8	3

	10	5
Plant, Property and Equipment	232	172

	242	177

LIABILITIES
Current Liabilities
Accounts payable and other	59	43

	59	43
Other Long-Term Liabilities	10	10

	69	53

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Non-Consolidated VIEs

The carrying value of these VIEs and the maximum exposure to loss as a result of the Company’s involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023
Balance Sheet Exposure
Equity investments	933	949
Off-Balance Sheet Exposure
Guarantees	56	56

Maximum Exposure to Loss	989	1,005

12. RELATED PARTY TRANSACTIONS

TC Energy is responsible for providing the Company’s administrative and operating services (corporate expenses) necessary to operate the Liquids Pipelines business. As such, TC Energy’s determination and classification of allocated corporate expenses incurred by TC Energy to the Company are considered related party transactions. Allocated corporate expenses are capitalized or expensed based on the nature of underlying expenditure. The Company also incurs operating costs with TC Energy’s subsidiaries for costs that are not allocated but are direct costs to the Company that are capitalized or expensed based on the nature of underlying expenditure. The allocated corporate expenses, direct operating costs, interest expense on Long-term debt due to affiliates and interest income with affiliates were as follows:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023
Allocated Corporate Expenses
Plant operating costs and other	39	44	120	154
Plant, property and equipment	1	1	4	3
Equity investments[1]	1	3	3	15

	41	48	127	172
Direct Operating Costs
Plant operating costs and other	25	49	110	113
Plant, property and equipment	2	2	5	4
Equity investments[2]	1	2	2	6

	28	53	117	123
Interest Income with Affiliates	—	—	—	29
Interest Expense on Long-Term Debt Due to Affiliates	118	99	368	149

1	For the three and nine months ended September 30, 2024, $1 million and $3 million, respectively (2023 – $3 million and $13 million, respectively) impacted Income from equity investments.
2	For the three and nine months ended September 30, 2024, $1 million and $2 million, respectively (2023 – $2 million and $6 million, respectively) impacted Income from equity investments.

42	| Liquids Pipelines Business Third Quarter 2024

The outstanding balances with affiliates at September 30, 2024 and December 31, 2023 were as follows:

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023	Affected line item on the Condensed consolidated and combined carve-out balance sheet
Due to affiliates	440	137	Payable to affiliates
Due from affiliates	4	4	Accounts receivable
Current portion of long-term debt to affiliates	6,321	—	Current portion of long-term debt to affiliates
Long-term debt to affiliates	—	7,879	Long-term debt to affiliates

At September 30, 2024, the Company had $250 million and US$500 million (December 31, 2023 – $100 million and nil, respectively) of revolving credit facilities with an affiliate, and had drawn $160 million and nil against the facilities, respectively (December 31, 2023 – nil).

Refer to Note 7, Keystone environmental provision, for discussion of insurance recoveries from TC Energy’s wholly-owned captive insurance subsidiary.

13. SUBSEQUENT EVENT

On October 1, 2024, the spinoff Transaction has triggered certain option rights to purchase the Company’s ownership interest in the equity investments of Grand Rapids Pipeline Limited Partnership, which may or may not be exercised by the Company’s respective partner, PetroChina Canada Ltd. On October 2, 2024 South Bow sent a notice to PetroChina Canada Ltd. stating the purchase option has been triggered due to the spinoff Transaction and the process for both parties to select an evaluator for the valuation of the business will take place in the fourth quarter of 2024.

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